BELIVE HOLDINGS

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
TO BE HELD ON DECEMBER 29, 2025, AT 11:00 AM (SINGAPORE TIME)

Notice is hereby given ("Notice") that an annual general meeting of the members (the "Members") of BeLive Holdings, a Cayman Islands corporation (the "Company" or "BeLive Holdings"), for the fiscal year ended December

QUESTIONS AND ANSWERS
RELATING TO THE ANNUAL GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on December 12, 2025, which we refer to as the "Record Date," are entitled to vote at our Annual General Meeting, which will be held on December 29, 2025 (the "Annual Meeting" or "Meeting"). As a Member, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Annual Meeting, describes the proposals presented for Shareholder action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Annual Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Annual Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Annual Meeting. If you were a Member of record on the Record Date, you would be entitled to vote all of the ordinary shares that you held on that date at the Annual Meeting, or any postponements or adjournments of the Annual Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 10,864,802 Ordinary Shares, $0.0005 par value, outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Annual Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 3,621,601 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker "non-votes" will be included in the calculation of the number of votes considered present at the Annual Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Annual Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Annual Meeting. Ordinary shares held by you beneficially in "street name" through a broker, bank, or other nominee may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Annual Meeting?

Whether you hold ordinary shares directly as the Member of record or beneficially in "street name," you may direct how your ordinary shares are voted without attending the Annual Meeting. If you are a Member of record (that is if your ordinary shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Annual Meeting, you may deliver your completed proxy card in person. If you hold ordinary shares beneficially in "street name," you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your ordinary shares are held in "street name," please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at 26 Ann Siang Road, #03-00, Singapore 069706. For ordinary shares you hold beneficially in "street name," you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your ordinary shares, by attending the Annual Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Annual Meeting in person and so request, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock Transfer, LLC ("VStock"), our transfer agent, who will act as master tabulator. However, no representatives of VStock will attend the Annual Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Annual Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your ordinary shares in "street name" through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors' recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends FOR the election of the directors as named and FOR approval of the ratification of OneStop Assurance PAC as the independent registered public accountants of the Company for the fiscal year ending December 31, 2025.

FTAG Ventures Pte., Ltd. ("FTAG"), a company incorporated in the Republic of Singapore and whose controlling shareholders are Mr. Kelvin Chang Boon Kian, Mr. Kenneth Tan, the Company's Chairman and Executive Director, and BSIP (BVI) Company Limited ("BSIP"), a company incorporated under the laws of the British Virgin Islands, have advised the Company that FTAG intends to vote the ordinary shares it holds representing approximately 44% of the outstanding Ordinary Shares as of December 12, 2025 in favor of the proposals above. In addition, Accordingly, each of the proposals will be approved.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Annual Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the items?

Election of Directors

The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors (Proposal 1). A properly executed proxy marked "withhold authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Ratification of OneStop Assurance PAC as the independent registered public accountants for the Company for the fiscal year ending December 31, 2025

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote is required for the ratification of OneStop Assurance PAC as the independent registered public accountants for the Company for the fiscal year ending December 31, 2025 (Proposal 2).

A properly executed proxy marked "abstain" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the election of directors, you may vote "FOR" all or some of the nominees or your vote may "WITHHOLD AUTHORITY FOR" with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.

In the ratification of the appointment of OneStop Assurance PAC as the Company's independent registered public accountants and other items of business, you may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold your shares in "street name" through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your ordinary shares. We have supplied copies of our proxy statement to the broker, bank, or other nominee holding your ordinary shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your ordinary shares at the Annual Meeting. The broker, bank, or other nominee that is the Member of record for your ordinary shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your ordinary shares in a brokerage account but you fail to return your voting instruction card to your broker, your ordinary shares may constitute "broker non-votes."

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. No matters submitted for Members' approval herein are "routine" matters. When a brokerage firm votes its customers' un-voted shares, these shares are counted for purposes of establishing a quorum.

PROPOSAL 1
ELECTION OF SIX (6) PERSONS TO SERVE AS DIRECTORS OF THE COMPANY

The Company's directors are elected annually to serve until the next Annual Meeting of Members and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized

by the Articles of Association of the Company shall be not less than two (2). There shall be no maximum number of directors unless otherwise determined from time to time by the Board.

Unless otherwise directed by Members, the proxy holder named in the accompanying proxy will vote all shares represented by proxies held by him for the election of the following nominees, all of whom are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

The election of the slate of directors proposed is assured, because the management of the Company's controlling shareholder has advised that the shares it holds will be voted for the election of the directors nominated herein.

Information Concerning Nominees

Executive Directors

Kenneth Teck Chuan Tan has served as our Chief Executive Officer since August 2023 and our Director since February 2023 and as our Chairman since August 2023. Mr. Tan founded BeLive Singapore, our operating subsidiary, in June 2014 and has served as its director and managing director since May 2016. In May 2016, he also took on the role of chief executive officer of BeLive Singapore. From February 2016 to May 2016, Mr. Tan served as the chief product officer of BeLive Singapore. From August 2013 to February 2016, Mr. Tan served as the operational director of DeNA Asia Pacific Holdings Pte. Ltd., a company principally engaged in mobile gaming business in Southeast and South Asia. Mr. Tan received a Diploma in Digital Media Design in Nanyang Polytechnic in 2014. We believe Mr. Tan's wealth of industry experience qualify him to serve on our Board.

Abdul Latif Bin Zainal has served as our Chief Strategy Officer and Chief Financial Officer since August 2023, our Secretary since February 2024, and our Director since April 2023. Mr. Bin Zainal has also served as a director and chief strategy officer of BeLive Singapore since October 2021 and February 2021, respectively. From January 2017 to December 2020, Mr. Bin Zainal served as the chief information officer of Smartblock Pte. Ltd., a provider of fintech and blockchain solutions, and later served as financial director of Smartblock Ltd (Hong Kong) from December 2019 to January 2021. From June 2004 and December 2017, Mr. Bin Zainal served in the Ministry of Education as an Education Officer, completed his career as Head of Senior High in National Junior College and is part of the team that orchestrated the pilot boarding curriculum. Mr. Bin Zainal received a Bachelor of Science in Architectural and Building Studies from the National University of Singapore in 2004, a Postgraduate Diploma in Education from the Nanyang Technological University in 2008, a Master of Public Administration from the National University of Singapore in 2014. Mr. Bin Zainal also participated in the Oxford Blockchain Strategy Programme from the University of Oxford in 2017.

Independent Non-Executive Directors

Ling Yi Quek was appointed as our Independent Director effective April 7, 2025. Ms. Quek is a qualified advocate and solicitor and has worked at Dentons Rodyk & Davidson LLP (formerly Rodyk & Davidson LLP) since September 2015, and as a partner at Dentons Myanmar Limited since September 2018. Her areas of focus include corporate, real estate, litigation and dispute resolution, trusts, estates and wealth preservation, employment and labor, and banking and finance. She also has extensive experience in the areas of corporate regulations, investment structures, commercial dispute resolution, infrastructure projects, mergers, and acquisitions as well as direct investment transactions. Ms. Quek received a Bachelor of Laws from the University of Nottingham in 2012 and was admitted as an advocate and solicitor in Singapore in 2014.

Ronald Longfa Wong was appointed as our Independent Director effective April 7, 2025. Mr. Wong has served as a managing partner of FTAG Management Pte Ltd. ("FTAG") since December 2021. Prior to joining FTAG, he served as the head of transport of the Thailand region at Grab, a Southeast Asia's leading super-app that offers everyday services such as deliveries, mobility, financial services, etc., from July 2017 to December 2018. He was then promoted to country head of Cambodia region of Grab and deputy group head of Grab Express from January 2019 to

September 2019 and from September 2019 to November 2021, respectively. From December 2015 to June 2017, Mr. Wong served as the country head of Vietnam and Thailand regions at Ninja Van, a Southeast Asia's growing technology-driven last-mile logistics company, powering businesses with innovative transport solutions. Mr. Wong co-founded several companies, including (i) Bumbox Logistics Pte. Ltd. in July 2013, one of the local pioneers in automated locker solutions and provides a carrier agnostics smart-locker platform, and served as its chief executive officer from July 2013 to August 2015; (ii) Tech Plus Art in March 2013, a creative agency and software development house focusing on e-commerce, marketing and branding services and customized ERP software, and served as its business development director from March 2013 to February 2017; and (iii) PPC Security Services Pte. Ltd. in January 2012, a company specialized in manpower provision, security technology platforms and products, and served as its managing director from January 2012 to July 2014. Mr. Wong received a Bachelor of Business Administration and MSc (Management & Strategy) from the National University of Singapore in May 2010 and a CEMS Master in International Management from Richard Ivey School of Business, University of Western Ontario, in May 2012. Mr. Wong also participated in the Grab-Harvard Business School Executive Leadership Program in 2018.

Natalie Tara Si Ying Heng was appointed as our Independent Director effective April 7, 2025. Ms. Heng has worked at Trident Law Corporation ("Trident") as a counsel and is head of its corporate department since September 2021. Prior to joining Trident, she has gained substantial experience in both private practice and in-house from serving as a director at the legal department of Crystal Jade group of companies, namely Crystal Jade Culinary Concepts Holding Pte Ltd comprising all of its worldwide subsidiaries from April 2018 to October 2019, Corporate of Gabriel Law Corporation from May 2017 to March 2018, associate director of Drew & Napier LLC from November 2015 to October 2016, vice president of the legal department of Hi-P International Limited from March 2014 to September 2015, head of legal of Dairy Farm (Singapore & North Asia, reporting into the Dairy Farm group listed holding company, and member of the Jardines group of companies) from November 2005 to July 2013, senior associate of Yeo Wee Kiong Law Corporation from March 2003 to October 2005, associate of Messrs. J Koh & Co from December 2001 to August 2002, trust advisor of Commerzbank International Trust from September 1999 to December 2000, and litigation associate of Messrs. David Lim & Partners from May 1997 to May 1999. Ms. Heng received a double degree in Bachelor of Laws and Accounting from the University of Manchester in 1995, a Diploma in Singapore Law from the National University of Singapore in 1996 and was admitted as an advocate and solicitor in Singapore in 1997.

Kammy Swee Keng Choo was appointed as our Independent Director effective April 7, 2025. Ms. Choo has served as the General Manager and licensed as the Qualified Individual by ACRA (Accounting and Corporate Registrar Authority of Singapore) to serve as a Secretarial Service Provider for LGD Advisory, a corporate service provider since October 2019. From October 2018 to October 2019 and again since September 2022, she has served as the Head of the Finance Department for RMA Contracts Pte. Ltd. a business process outsource provider. Mr. Choo received a Bachelor of Accountancy from the National University of Singapore in 1978.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each of the six (6) nominees named above as directors of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our capital stock by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
- each of our named executive officers;
- each of our directors and independent non-executive directors; and
- all of our current executive officers, directors, and independent non-executive directors as a group.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 26A Ann Siang Road, #03-00, Singapore 069706.

Name of Beneficial Owner	**Ordinary Shares Beneficially Owned**	**Percent of Class**(1)
Executive Officers:		
Kenneth Teck Chuan Tan	520,010	4.79%
Abdul Latif Bin Zainal(2)	294,000	2.71%
Ken Jing Wei Ang	120,000	1.10%
Hassan Abid	120,000	1.10%
Independent Directors:		
Ling Yi Quek		0.00%
Ronald Longfa Wong		0.00%
Natalie Tara Si Ying Heng		0.00%
Kammy Swee Keng Choo		0.00%
All executive officers, directors, and independent non-executive directors as a group 7 persons)	1,054,010	9.70%
5% Shareholders:		
FTAG Ventures Pte. Ltd(3)	4,714,586	43.39%

(1)Based on 10,864,802 Ordinary Shares issued and outstanding as of the date of this Proxy Statement.

(2)Includes 174,000 Ordinary Shares issued upon exercise of options under the Share Option Scheme 2023 and held in trust by BSIP.

(3)FTAG Ventures Pte. Ltd., a company incorporated in the Republic of Singapore, is the record and beneficial owner of these shares and whose controlling shareholder is Mr. Kelvin Chang Boon Kian by virtue of his 69.42% ownership of FTAG Ventures. The address of FTAG Ventures Pte. Ltd is 26A Ann Siang Road #03-00, Singapore 069706.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol "MB." We make no representation that our ordinary shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are following the Nasdaq corporate governance standards in the following respects.

- The majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

- under Section 5605(d) of the Nasdaq listing rules our compensation committee is comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation;

- under Section 5605(e) of the Nasdaq listing rules director nominees are to be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors, and our nomination committee is composed entirely of independent directors;

In lieu of the Nasdaq corporate governance standards we are following Cayman Island corporate governance standards in respect of the following:

- The Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

- The requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

BOARD COMMITTEES
Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee, and a nomination committee, each of which will operate pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our Company and the Board of Directors. The composition and functioning of all of our committees are intended to comply with all applicable requirements of the Sarbanes-Oxley Act of 2002 and with Nasdaq and SEC rules and regulations, if applicable. Each committee's charter is available on our website at http://www.jecleantech.sg. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Proxy Statement.

Audit Committee

Ling Yi Quek, Ronald Longfa Wong, and Kammy Swee Keng Choo serve on the audit committee, which is chaired by Ms. Kammy Swee Keng Choo. Our board of directors has determined that each is "independent" for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Ms. Kammy Swee Keng Choo as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee is responsible for, among other things:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

- pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee's review and discussions with management and our independent registered public accounting firm, whether our audited consolidated financial statements shall be included in our Annual Report on Form 20-F;

- monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

- reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

- continuously engage in the analysis of and review for a potential cybersecurity risks as part of the Company's overall risk management program; and

- reviewing earnings releases.

Audit committee charter. On June 3, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the "Audit Committee Charter"). pursuant to which it adopted a cybersecurity policy (the "Cybersecurity Policy") and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company's overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please Item 16K of the Annual Report filed with SEC on May 15, 2025.

Compensation Committee

Ling Yi Quek, Ronald Longfa Wong, and Natalie Tara Si Ying Heng serve on the compensation committee, which is chaired Mr. Ronald Longfa Wong. We have determined that each of these directors satisfies the "independence" requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

- evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer; and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

- reviewing and recommending to the board of directors the cash compensation of our other executive officers;

- reviewing and establishing our overall management compensation, philosophy, and policy;

- overseeing and administering our compensation, share option scheme, and similar plans;

- reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Listing Rules;

- retaining and approving the compensation of any compensation advisors;

- reviewing and approving our policies and procedures for the grant of equity-based awards;

- reviewing and recommending to the board of directors the compensation of our directors;

- reviewing and determining the necessity for recovery of certain incentive compensation previously paid to the Company's officers and directors in the event of a restatement of the Company's financial statements for any fiscal year; and

- preparing the compensation committee report required by SEC rules, if and when required.

Compensation committee charter. On June 3, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the "Compensation Committee Charter"). pursuant to which it adopted a compensation recovery policy (the "Compensation Recovery Policy") and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company's financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company's Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

Nomination and Corporate Governance Committee

Ling Yi Quek, Ronald Longfa Wong, and Natalie Tara Si Ying Heng serve on the nomination and corporate governance committee, which is chaired by Ms. Natalie Tara Si Ying Heng. We have determined that each of these directors satisfies the "independence" requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

- recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

- reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

- selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

- developing, reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices;

- monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

- evaluating the performance and effectiveness of the board as a whole.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender, or national origin). Our nomination committee's and board of directors' priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Board Diversity Matrix as of December 31, 2024 and as of the date of this Proxy Statement

Country of Principal Executive Offices	**Singapore**
Foreign Private Issuer	**Yes**
Disclosure Prohibited under Home Country Law	**No**
Total Number of Directors	**5**

	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	2	3	N/A	N/A
Part II: Demographic Background				
Underrepresented Individual in Home Country Jurisdiction			0	
LGBTQ+			0	
Did Not Disclose Demographic Background			0	

COMPENSATION OF OFFICERS AND DIRECTORS

Compensation

Under Cayman Islands law, we are not required to disclose the compensation paid to our Executive Officers on an individual basis. However, for the years ended December 31, 2022, 2023 and 2024, we paid an aggregate of S$356,040, S$288,888, S$291,744, respectively in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

Employment Agreements

Effective April 7, 2025, we have entered into employment agreements with each of our Executive Officers, pursuant to which such individuals have agreed to serve as our Executive Officer. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon three months' advance written notice. Each Executive Officer may resign at any time upon three months' advance written notice

Each Executive Officer agrees to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each Executive Officer agrees to disclose in confidence to us all inventions, designs, and trade secrets which he conceives, develops, or reduces to practice during his employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each Executive Officer agrees to be bound by non-competition and non-solicitation restrictions during the term of the employment and for six months following the last date of employment. Specifically, each Executive Officer agrees not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert, or take away the business of our clients, customers, or business partners, or (iii) solicit, induce, or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

Directors' Agreements

Each of our directors has entered into a Director's Agreement with the Company effective April 7, 2025. The terms and conditions of such Directors' Agreements are similar in all material aspects. Each Director's Agreement is for an initial term of one year and continues until the director's successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders' meeting and, upon re-election, the terms, and provisions of his or her Director's Agreement will remain in full force and effect. Any Director's Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company's issued and outstanding Ordinary Shares entitled to vote.

Under the Directors' Agreements, the initial annual salary that is payable to each of our Non-Employee Directors is USD$24,000.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Independent Non-Executive Directors' Agreements

Each of our independent Non-executive Directors has entered into a Director's Agreement with the Company and where relevant, a subsidiary. The terms and conditions of such Directors' Agreements are similar in all material aspects, save for the director's fees. Each Director's Agreement is for an initial term of one year and will continue until the independent Non-executive Director's successor is duly elected and qualified. Each independent Non-executive Director will be up for re-election each year at the annual shareholders' meeting and, upon re-election, the terms and provisions of his or her Director's Agreement will remain in full force and effect. Any such Director's Agreement may be terminated for any or no reason by the independent Non-executive Director or at a meeting called

expressly for that purpose by a vote of the shareholders holding more than 50% of the Company's issued and outstanding Ordinary Shares entitled to vote.

Other than as disclosed above, none of our independent Non-executive Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter that requires the committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are related party transactions for the six month periods ended June 30, 2025 and 2024 and for the years ended December 31, 2022, 2023 and 2024, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

Employment Agreements

See *"Management - Employment Agreements"*

Share Option Scheme

See *"Management - Share Option Scheme 2023"*

Other Related Party Transactions For Six Month Periods Ended June 30, 2025 and 2024

The following transactions with related parties took place at terms agreed between the parties during the financial period, which are at arm's length:

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$
Sales to a shareholder	**3,000**	21,652

The related parties refer to entities with common shareholders.

Compensation of key management personnel

	(Unaudited) Six-month ended June 30, 2025	(Unaudited) Six-month ended June 30, 2024
	S$	S$
Salaries, bonuses, and allowances	**132,000**	132,000
Employer's contribution to Central Provident Fund	**15,096**	13,872
	147,096	145,872

Trade and Other Receivables

The following table provides information on the exposure to credit risk for trade receivables and contract assets which are assessed based on the provision matrix as at June 30, 2025, within lifetime expected credit loss (not credit impaired). Credit-impaired debtors with gross carrying amounts of $19,582 as at December 31, 2024 was

assessed individually and 100% allowance for expected credit loss was made in respect of these balances was also disclosed below. No balance was assessed as credit-impaired debtors as at June 30, 2025. For the expected credit loss for the remaining trade receivables that are not considered as credit-impaired as at June 30, 2025, in the opinion of the directors of the Company, no allowance for expected credit loss was provided for these balances as the amount due was considered immaterial (2024: Nil) and all the remaining trade receivables and contract assets balances were subsequently settled.

	Expected loss rate	Gross carrying amount	Loss allowance
	%	S$	S$
June 30, 2025			
Current (not past due)	0%	545	-
1-30 days past due	0%	3,536	-
31-60 days past due	0%	5,789	-
61-90 days past due	0%	303	-
More than 90 days past due	16%	28,492	4,503
		38,665	4,503

	Expected loss rate	Gross carrying amount	Loss allowance
	%	S$	S$
December 31, 2024			
Current (not past due)	0%	8,277	-
1-30 days past due	0%	15,834	-
31-60 days past due	0%	824	-
More than 90 days past due	24%	18,514	4,357
		43,449	4,357

Our trade and other receivables, net, increased from approximately S$127,047 as of December 31, 2024 to approximately S$221,776 as of June 30, 2025. The increase mainly resulted from the increase in sales during the six-month period ended June 30, 2025.

Our trade and other receivables, net, increased from approximately S$438,447 as of December 31, 2023 to approximately S$720,235 as of June 30, 2024. The increase mainly resulted from the increase in sales during the six-month period ended June 30, 2024.

We did not charge any interest on, or hold any collateral as security for these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers in respect of the manufacture and sale of cleaning systems and other equipment, whereas our customers will be offered credit terms of 7 to 30 days in respect of the provision of centralized dishwashing services and general cleaning services.

During the six month period ended June 30, 2025 and fiscal year ended December 31, 2024, other than the loss allowance for expected credit losses discussed above, no impairment loss was provided for amounts that were past due as follows:

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Balance at beginning of the period	**4,357**	26,049
Impairment losses recognized during the period/year	**1,277**	-
Reversal of impairment losses during the year	**-**	(2,110)
Amounts written off during the period/year	**(1,131)**	(19,582)
Balance at end of the period	**4,503**	4,357

Trade and other payables

The general credit terms from our major suppliers are 15 to 90 days. Our trade and other payables decreased from approximately S$626,008 as of December 31, 2024 to approximately S$408,651as of June 30, 2025.

	(Unaudited) June 30, 2025	(Audited) December 31, 2024
	S$	S$
Trade payables		
- Third parties	**72,669**	170,405
Other payables		
- Accruals	**198,627**	294,315
- Contract liabilities	**18,766**	9,021
- Other payables (Note i)	**118,589**	152,267
	335,982	455,603
Total trade and other payables	**408,651**	626,008

Trade and other payables are non-interest bearing and are normally settled on 30 days' terms.

Note:The amounts due to the directors of S$3,654 (2024: S$12,587) are included in the other payables. The amounts

On December 1, 2017, BeLive Singapore issued a convertible loan amounting to S$600,000 ("CL 1") to FTAG Ventures Pte. Ltd. Such CL 1 was interest-free, repayable on demand and there was no maturity date. It could be convertible into the ordinary shares of BeLive Singapore at a conversion price of S$1.31 per share. FTAG Ventures Pte. Ltd. can either convert, in part, or in full, for any outstanding sum due at any time prior to the full repayment of such loan.

On March 2, 2021, BeLive Singapore issued a convertible loan amounting to S$500,000 ("CL 2") to FTAG Ventures Pte. Ltd. Such CL 2 was interest-free and with maturity date being 48 months, from the date of issue. It could be convertible into the ordinary shares of BeLive Singapore at a conversion price based on the net book value of BeLive Singapore's shares as at December 31, 2020 with an added premium of S$2 per share. FTAG Ventures Pte. Ltd. can either convert, in part, or in full, for any outstanding sum due at any time prior to the maturity date.

FTAG Ventures Pte. Ltd. converted all the CL 1 and CL 2 into ordinary shares of BeLive Singapore on September 18, 2021.

Other transactions with our shareholders

The table below sets out the significant related party transactions of the Group for the periods indicated:

	For the Years Ended December 31,		
	2024	2023	2022
	S$	S$	S$
Sales to a shareholder[(1)]	**18,886**	77,229	134,751
Management fee paid to a shareholder[(2)]	-	(3,500)	(45,500)
Interest expenses charged by a shareholder	**(1,445)**	-	-
Purchases from a shareholder[(3)]	-	-	(135,000)

Notes:

[(1)] For the years ended December 31, 2022, 2023 and 2024, we had transactions with Mediacorp Pte. Ltd., one of our shareholders, amounting to S$134,751, S$77,229 and S$18,886 , respectively, being services fees received in relation to our BeLive White Label development service provided to Mediacorp Pte. Ltd. for their live commerce platform.

[(2)] For the year ended December 31, 2022, we have paid S$45,500 to FTAG Management Pte. Ltd., a company incorporated in Singapore and having the same ultimate beneficial owner as FTAG Ventures Pte. Ltd., for the engagement of a management personnel to assist in the Group's corporate and finance strategy. The personnel played both an operational and advisory role to formulate go-to-market strategies and financial modeling for the Company. For the year ended December 31, 2023, we have paid $3,500 to FTAG Management Pte. Ltd. for the provision of financial and business strategy advisory services.

[(3)] For the year ended December 31, 2022, we have secured a contract from a client to develop additional live and video streaming features which include a non-fungible token (NFT) platform. Since we do not have expertise in this particular area, we have engaged FTAG Technology Pte. Ltd., a company incorporated in Singapore and having the same ultimate beneficial owner as FTAG Ventures Pte. Ltd., to develop the NFT platform as part of the scope of services to be rendered to the client.

Compensation of key management personnel

The table below sets out the compensation of key management personnel for the periods indicated:

	For the Years Ended December 31,			
	2024	2023	2022	2021
	S$	S$	S$	S$
Salaries, bonuses, and allowances	**264,000**	264,000	319,320	297,400
Employer's contribution to Central Provident Fund	**27,744**	24,888	36,720	29,100
Total	**291,744**	288,888	356,040	326,500

Save as disclosed above, in the ordinary course of business, from time to time, we may carry out transactions and enter into arrangements with related parties, none of which is considered to be material for the six month periods ended June 30, 2025 and 2024 and the years ended December 31, 2022, 2023 and 2024.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee has selected OneStop Assurance PAC to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025. We are asking our Members to ratify the selection of OneStop Assurance PAC as our independent registered public accounting firm. In the event our Members fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by OneStop Assurance PAC that neither the firm nor any of its associates had any relationship during the last fiscal year with our Company other than the usual relationship that exists between independent registered public accounting firms and their clients. Representatives of One Stop Assurance PAC are not expected to attend the Annual Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of OneStop Assurance PAC will not make a statement at the Annual Meeting.

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended December 31, 2023 and 2024:

	Financial Year Ended December 31, 2022 & 2023	Financial Year Ended December 31, 2024
Audit Fees	US$205,000	US$120,000
Audit Related Fees	US$10,378	US$6,724
All Other Fees	-	-
Total	US$215,378	US$126,724

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with consent of documents filed with the SEC.

All Other Fees consist of the aggregate fees billed for services provided by our independent auditor and not otherwise included in Audit Fees or Audit Related Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with public offerings conducted during such periods.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a majority of the ordinary shares entitled to vote and present at the Annual Meeting, and are voted in person or by proxy. Our Board unanimously recommends a vote "FOR" the approval of this proposal to ratify the appointment of OneStop Assurance PAC as the Company's independent public accounting firm for the fiscal year ending December 31, 2025.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Annual Meeting other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Annual Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the ordinary shares he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors
Kenneth Teck Chuan Tan, Chairman
December 12, 2025